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                                                                    Exhibit 23.6



CONSENT OF INTERNATIONAL DATA CORPORATION

The Board of Directors
Mail.com Inc.:

We consent to the use of one or more of the following statements attributable to International Data Corporation in the initial and final prospectus for the initial public offering of Mail.com:

         The International Data Corporation (IDC) projects that the number of Web users will increase from approximately 142 million worldwide at the end of 1998 to approximately 502 million by the end of 2003.

International Data Corporation

By: /s/ Frank Gens
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Date: 5/4/99
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